April 26, 2006

Ms. Janice McGuirk
Division of Corporate Finance
Securities and Exchange Commission
Washington, DC 20549
Mail Stop 3561

RE:  SuperDirectories, Inc.
        File No. 0-51533

Dear Ms. McGuirk:

          Following our conversation on Friday, I have conferred with management about a letter to you at this time outlining our position re responses to your comment letter of March 30, 2006. The decision has been made that I should wait and provide with Amendment #2 a letter giving supplemental information or setting forth those areas where we feel no response is required. In all other cases, we will provide in the 10-SB the corrections and additions you request.

          However, I wish to point out that my letter of November 7, 2005 was filed electronically on November 16, 2005 at 11:17 a.m. and that Mr. Wright's contract was filed as Exhibit 10.1 to the original 10-SB as noted in your comment #37. Finally, we have filed on Form 8-K in response to comment #55.

Very truly yours, GRIFFITH, McCAGUE & WALLACE, P.C. /s/ Charles B. Jarrett, Jr. Charles B. Jarrett, Jr.

CBJ/hma